FOR IMMEDIATE RELEASE	October 27, 2017

Micromem: Update

Toronto, New York, October 27, 2017: Toronto, New York, October 27, 2017: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQB: MMTIF) announces that its oil company partner has awarded the Company an additional contract valued at approximately $1 million USD to be completed over the next 4-6 months.

Additionally, the Company has been advised by the Canadian Securities Exchange (CSE) that it is included on the CSE25 Index as one of the twenty-five largest companies in the CSE Composite Index.

As previously reported and to date, the Company has converted or repaid debentures totaling $2,697,746 CAD and $75,000 USD which amounts were outstanding at July 31, 2017.

The Company also announces:

-	the completion of a $263,000 USD debenture for a 12-month term, bearing an interest rate of five percent (5%) per annum compounded daily. The Company has an option to repay the debenture within the first 6 months of the 12-month term. As part of this transaction, the Company made a partial repayment of $75,000 USD of the debenture secured for $155,000 USD that was announced on August 25, 2017. The balance of the funds raised have been used to repay other Company obligations.

-	a private placement totaling $22,450 CAD at $0.12375 CAD per Common Share, by an arm’s length investor. The funds raised are being used for general working capital purposes.

-	the completion of an unsecured convertible debenture totaling $310,000 CAD, bearing an interest rate of two percent (2%) per month, calculated daily, maturing in six months. At any time prior to repayment, the outstanding principal and interest of the convertible debenture may be converted, at the option of the lender, into common shares of the Company at a price per common share of $0.13 CAD. These funds have been used to repay previously unsecured debentures that have now matured.

-	the repayment of a convertible debenture totaling $200,000 CAD, plus interest, announced in November, 2016. 43,333 shares will be issued at a conversion price of $0.30 CAD, to repay the interest portion of the loan.

-	the original conversion price of $0.30 CDN on a convertible unsecured debenture for $30,000 has been amended to $0.13 CAD, equivalent to the previous day's closing price. Immediately following the amendment, the debenture, plus interest, was converted into a total of 257,931 common shares of the Company.

-	the convertible unsecured debenture totaling CAD$750,000, as previously announced in October 2016, has been renewed with a maturity date of April 26, 2018 and a conversion price of CAD$0.13, all other terms remain unchanged.

-	Larry Blue, an independent director of the Company, resigned as of September 30, 2017. The Company acknowledges and thanks Mr. Blue for his 12 years of service as a director.

The Company is refiling its unaudited condensed consolidated financial statements for the 9 months ended July 31, 2017. In the version being filed today, the Company has amended the condensed consolidated unaudited Statements of Changes in Shareholders’ Equity to present the 9 month comparative data as of July 31, 2016; in the original filing we reported 12 months of comparative data as of October 31, 2016. There were no other changes to the filings as originally submitted.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QB: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QB - Symbol: MMTIF
                CSE - Symbol: MRM
Shares issued: 228,080,033
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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